September 26, 2005

MAIL STOP 3561

via U.S. mail and facsimile

Douglas Humphreys, President
Morgan Creek Energy Corporation
10120 S. Eastern Avenue, Suite 200
Henderson, NV 89052

Re:      Morgan Creek Energy Corporation
	Form SB-2, Amendment 2 filed August 18, 2005
	File No. 333-123989

Dear Mr. Humphreys:

	We have the following comments on your filing. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General
1. Please provide the staff with copies of the publications(s) or reports, or excerpts thereof, which contain the basis for the following statements on the "Operations" page of your website, and are marked to show the relevant information:

"The region where Morgan Creek is fixing its drilling initiatives is
one of the most prolific coal-based gas producing areas in the entire
United States. According to the Oklahoma Geological Survey, 865
(40%)
of the 2,179 CBM completions in Oklahoma from 1988 to 2002 were located in the Arkoma Basin. Wells adjacent to the company`s leases have average initial production of between .5 and 1.0 MMCF per day, although a number of the wells are producing over 1.0 MMCF per day.
An
average of 153 horizontal CBM wells completed in Hartshorne coal have provided initial production that averages 0.418 MMCF per day."

Summary of Financial Data, page 6
2. Revise to update the balance sheet amounts to the most recent accompanying financial statements, which for Amendment No. 2 was June
30, 2005. Moreover, we note that you did not deduct the amount for accounts payable and accrued expenses in calculating the working capital at December 31, 2004.

Risk Factors, page 8
Sales of a substantial number of shares of our common stock into the
public market ...., page 8
3. Exclude Exhibit number 4.5 since technical reports should be provided supplementally, but not included as exhibits. Please refer to prior comment eight in our letter dated August 2, 2005, which stated, in part: "Supplementally provide Fletcher`s letter (our emphasis)."

Our officers and directors may be subject to conflicts of interest, page16
4. In this risk factor identify the individuals with whom a conflict of interest exists and the company with which they are associated. Repeat the information, as applicable, in the "Directors, Executive
Officers, Promoters and Control Persons" section.

Management`s Discussion and Analysis, page 20
5. Provide a discussion as to the company`s rationale in determining to expend a material portion of their limited resources on those items listed on pages 24-26 instead of utilizing such funds to conduct operations on the company`s leaseholds. We may have further comment.
6. Provide additional detail as to the company`s direct mail program, including but not limited to the nature and number of individuals receiving materials, what specifically such materials consist of and contain, and how such program complies with the requirements of the
Federal securities laws.  We may have further comment.
7. Expand the disclosure on page 26 to provide the percentage of the total expenditures listed on pages 24-26 that are being made or were made to affiliates of the company.

Description of Business, page 29
Current Business Operations, page 29
8. In the first paragraph of this section, please remove the following statement: "There are no current deadlines or actions the Company must take respecting the Leases to maintain their status as valid and existing."
9. In the first paragraph, clarify the disclosure to indicate that type of interest the company "acquired" in the two properties.

Coal Bed Methane Gas, page 29
10. Remove the last paragraph of this section as these estimates do not represent proved reserves and are not part of your property. Alternatively, include the amount of gas production (not reserves) from coal beds in Pittsburg County Oklahoma where your properties are located with the additional disclosure that gas production from coal beds in other portions of Pittsburg County does not mean that it exists on your leases or if it does exist it can be produced economically.

Summary of Terms and Leases, page 36
11. In the last paragraph of this section it appears that the December 31, 2005 payment date is incorrect. Please advise or revise.

Directors, Executive Officers, Promoters and Control Persons, page
36
12. Much of the disclosure concerning the business background of the officers and directors appears to be promotional in nature and should be removed.
Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

	You may contact Terrence O`Brien at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Susann Reilly at
(202) 551-3236 with other questions.

      Sincerely,



      John Reynolds
      Assistant Director
      Office of Emerging Growth Companies

cc:  William O`Neal, Esq.
      By facsimile (480) 816-9241

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Douglas Humphreys, President
Morgan Creek Energy Corporation
September 26, 2005
Page 4